

VIA FACSIMILE AND U.S. MAIL

April 24, 2007

Mr. Joseph M. Buonaiuto
Senior Vice President, Controller and Chief Accounting Officer
American Electric Power Company, Inc.
1 Riverside Plaza, 28ᵗʰ Floor
Columbus, OH 43215

> **Re:** **American Electric Power Company, Inc., File No. 1-3525**
> **AEP Generating Company, File No. 0-18135**
> **AEP Texas Central Company, File No. 1-12973**
> **AEP Texas North Company, File No. 0-340**
> **Appalachian Power Company, File No. 1-3457**
> **Columbus Southern Power Company, File No. 1-2680**
> **Indiana Michigan Power Company, File No. 1-3570**
> **Kentucky Power Company, File No. 1-6858**
> **Ohio Power Company, File No. 1-6543**
> **Public Service Company of Oklahoma, File No. 1-12945**
> **Southwestern Electric Power Company, File No. 1-3146**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**

Dear Mr. Buonaiuto:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

1. Our records show the File Number for AEP Texas Central Company is 1-12973, rather than file number 0-346 that appears on the cover page of your reports. Likewise, our records show the File Number for Public Service Company of Oklahoma is 1-12945, rather than file number 0-343 that appears on the cover page of your reports. Please make the appropriate revisions.

Exhibit 13

American Electric Power Company, Inc. and Subsidiary Companies

Management's Financial Discussion and Analysis of Results of Operations, page A-2

Results of Operations, page A-6

2. We note your presentation of earnings per share by segment, which represent non-GAAP financial measures. Please disclose how these measures are used by management and in what way they provide meaningful information to investors. Additionally, please identify these per share measures as non-GAAP measures of performance and disclose that the non-GAAP measures should not be considered as an alternative to earnings per share determined in accordance with GAAP as an indicator of operating performance. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 11 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Measures," available on our website at www.sec.gov.

Utility Operations, page A-7

3. In segment footnote (a) on page A-111 you disclose that the Plaquemine Cogeneration Facility is in the "All Other" segment. Please explain to us why expenses at this facility contributed to the increase in other operation and maintenance expenses of the "Utility Operations" segment as disclosed on page A-10. Please also explain to us why the operation of the facility affected revenues, fuel and other consumables used for electric generation and other operation and maintenance expenses of OPCo with no effect on income as disclosed on page I-9.

Consolidated Statements of Income, page A-45

4. Please present the subtotal "Income before extraordinary items and cumulative effects of changes in accounting principles" as required by Item 5-03(b)(16) of Regulation S-X.

Note 1. Organization and Summary of Significant Accounting Policies, page A-51

General

5. Please tell us and disclose how you account for sales and purchases of power to and from regional transmission organizations. Specifically address whether you account for these transactions on a gross or net basis.

Property, Plant and Equipment and Equity Investments, page A-53

6. With respect to your *nonregulated* operations, please explain to us why you charge retirements from plant accounts, net of salvage, to accumulated depreciation rather than recording a gain or loss.

Inventory, page A-54

7. If material please disclose the excess of replacement or current cost over stated LIFO value of PSO and TNC inventories. See Rule 5-02(6)(c) of Regulation S-X.

Emission Allowances, page A-58

8. We note that you record the net margin on the sales of emission allowances in Utility Operations Revenues "because of its integral nature to the production process of energy and [your] revenue optimization strategy for [your] utility operations." Please explain to us in greater detail why your accounting treatment is appropriate. Specifically address how the sale of emission allowances relates to your ongoing major or central operations, as contemplated in paragraphs 78-79 of FASB Concepts Statement 6. Finally, please explain to us in greater detail your revenue optimization strategy and tell us why it impacted the classification of gains or losses on the sale of emission allowances.

Note 4. Rate Matters, page A-67

SECA Revenue Subject to Refund, page A-81

9. In light of the ALJ decision to disallow $126 million of your unsettled gross SECA revenues, please explain to us how you determined it was appropriate to

only reserve for $37 million in net refunds. Refer to paragraph 11.a of SFAS 71 and paragraph 8 of SFAS 5.

Note 5. Effects of Regulation, page A-84

10. Please provide us with your probability assessment of the future recovery of the unfunded status of your defined benefit plans for each regulatory jurisdiction. In your response, please tell us how SFAS 87 costs are currently being recovered in rates and on what basis they are being recovered, explain the regulators' historical approach to inclusion of the costs in rates, provide an analysis of whether there are significant uncertainties indicated by the regulators regarding the current or future rate recovery approach for SFAS 87 costs and the specific actions by the regulators with respect to unfunded pension liabilities.

Note 13. Income Taxes, page A-115

11. We note that a significant portion of deferred tax assets and deferred tax liabilities were netted in the line item "All Other, Net" in the table on page A-116. To the extent material, please separately disclose each type of deferred tax asset and deferred tax liability comprising this line item. See paragraph 43 of SFAS 109.

Note 15. Financing Activities, page A-120

Dividend Restrictions, page A-123

12. In light of the dividend restrictions placed on the registrant subsidiaries, please explain to us in detail how you concluded that you are not required to provide Schedule I. Refer to Rules 4-08(e), 5-04 and 12-04 of Regulation S-X.

AEP Generating Company Balance Sheets, page B-6

13. Please explain to us the nature of the accrued tax benefits line item. We note that this line item is presented on several of the registrant subsidiaries' balance sheets.

Notes to Financial Statements of Registrant Subsidiaries, page L-1

General

14. Please address the above comments on the financial statements and related disclosures of the parent in the financial statements and related disclosures of the registrant subsidiaries, as applicable.

Note 15. Financing Activities, page L-73

Long-term Debt, page L-74

15. Please explain to us why the AEGCo Pollution Controls Bonds were classified as current in 2005 and long-term in 2006.

Exhibits 31 and 32

16. In future filings please provide separate certifications for each registrant.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief